Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Satsuma Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-233808 and 333-237058), and on Form S-3 (No. 333-249645) of Satsuma Pharmaceuticals, Inc. of our report dated March 25, 2021, with respect to the balance sheets of Satsuma Pharmaceuticals, Inc. as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Satsuma Pharmaceuticals, Inc.

/s/ KPMG LLP

San Diego, California
March 25, 2021